                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------

                                    AMENDMENT
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)

                                THE SANDS REGENT
                                -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.05 Per Share
                           ---------------------------
                         (Title of Class of Securities)

                                    800091100
                                 (CUSIP Number)

                                 Ferenc B. Szony
                                The Sands Regent
                            345 North Arlington, Ave.
                               Reno, Nevada 89501
                                 (775) 348-2200
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)







                                  May 19, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                Page 1 of 7 Pages
                           Exhibit Index is on Page 7

                                  SCHEDULE 13D

CUSIP NO.      800091100                                     PAGE 2 OF  7  PAGES
         --------------------                                    ---


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   1    NAME OF REPORTING PERSON
        SOCIAL SECURITY NO. OF ABOVE PERSON

        KATHERENE JOHNSON LATHAM
        SSN:  ###-##-####

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
        Not Applicable

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS

        Not Applicable

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                             [ ]
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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        NEVADA

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                  7   SOLE VOTING POWER
                      *

   Number of     ---------------------------------------------------------------
     Stock        8   SHARED VOTING POWER
 Beneficially         *
   Owned By      ---------------------------------------------------------------
     Each         9   SOLE DISPOSITIVE POWER
   Reporting          *
    Person
                 ---------------------------------------------------------------
     With        10   SHARED DISPOSITIVE POWER
                      *
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         306,260

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         Not Applicable                                                      [ ]

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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.8%

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   14    TYPE OF REPORTING PERSON
         IN

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* 2 shares (0.0%) of The Sands Regent common stock are owned by Katherene Johnson Latham; 306,258 shares (6.8%) of The Sands Regent common stock are owned by the Katherene J. Latham 1988 Trust dated 8/8/88 (the "Trust"). Katherene Johnson Latham is the sole trustee of the trust and possesses full investment authority. See Item 5 for the information on the computation of percentages set forth herein.

        This Amendment to Schedule 13D amends the Schedule 13D dated July 16, 1997, (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 1. Security and Issuer

        Item 1 is hereby amended and restated in its entirety as follows:

                "This statement relates to the common stock, par value $.05 per share, of The Sands Regent (the "Company"), whose principal executive offices are located at 345 North Arlington Avenue, Reno, Nevada 89501."

Item 4. Purpose of Transaction.

        Item 4 is hereby amended and restated in its entirety as follows:

                "On May 19, 1999, pursuant to a stock purchase agreement (the "Stock Purchase Agreement") with Sapphire Gaming, LLC, a Nevada limited-liability company ("Sapphire"), the Reporting Person and the Trusts agreed to sell all of the 306,260 common shares beneficially owned by them to Sapphire. Information in Item 6 concerning the Stock Purchase Agreement is incorporated herein by reference. The Stock Purchase Agreement is filed as an exhibit pursuant to Item 7."

Item 5. Interest in the Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

                "As of the close of business on May 19, 1999, there were issued and outstanding 4,498,722 shares of common stock of the Company. As of May 19, 1999, Katherene Johnson Latham and the Trusts owned 306,260 of such shares, or 6.8% of those outstanding. Katherene Johnson Latham has the sole power to vote and dispose of the 306,260 common shares. Katherene Johnson Latham does not have any shared power to vote, direct the vote, dispose or direct the disposition of any other common shares."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Item 6 is hereby amended and restated in its entirety as follows:

                "The following discussion of certain terms of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1.

                Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person, the Trust and certain other shareholders of the Issuer (collectively, the "Selling Stockholders") shall sell to Sapphire, and Sapphire shall purchase from the Selling Stockholders, all of the outstanding common stock of Issuer beneficially owned by the Selling Stockholders for an aggregate purchase price of $6,000,000.00 (the "Transaction").

                As set forth in the Stock Purchase Agreement, consummation of the Transaction is subject to the satisfaction of certain conditions, including but not limited to, (a) the approval of the Transaction by:
        (i) Wells Fargo Bank, (ii) the Nevada Gaming Commission, and (iii) any other casino regulatory authority with jurisdiction over the Transaction, and (b) the rescheduling or refinancing of a loan with Wells Fargo Bank or another lender. The Stock Purchase Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing Date (as defined in the Stock Purchase Agreement), if, among other reasons set forth in the Stock Purchase Agreement, (i) the requisite approvals are not obtained, or (ii) the Selling Stockholders and Sapphire mutually agree to terminate the Stock Purchase Agreement."

Item 7.        Material to be Filed as Exhibits.

               Item 7 is hereby amended by inserting the following:


   Exhibit     Description
   -------     -----------
   99.1        Stock Purchase Agreement, dated May 19, 1999 between Sapphire
               Gaming LLC and Peter Cladianos, Jr., Katherene Johnson Latham,
               Deborah R. Lundgren and the Trustees of the Trusts listed on
               Exhibit A attached thereto and incorporated therein by reference.

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: May 21, 1999

                           By:    /S/  KATHERENE JOHNSON LATHAM
                                  -------------------------------------------
                                  Katherene Johnson Latham, individually;
                                  and as trustee of the Katherene J. Latham
                                  1988 Trust Dated 8/8/88

                                  EXHIBIT INDEX

               The Exhibit Index is hereby amended to insert the following


Exhibit        Description
-------        -----------
   99.1        Stock Purchase Agreement, dated May 19, 1999 between Sapphire
               Gaming LLC and Peter Cladianos, Jr., Katherene Johnson Latham,
               Deborah R. Lundgren and the Trustees of the Trusts listed on
               Exhibit A attached thereto and incorporated therein by reference.